Rye Patch
GOLD CORP.

Suite 1740 – 1177 West Hastings St., Vancouver, BC V6E 2K3
Tel (604) 638-1588 Fax (604) 638-1589

RECEIVED
2009 SEP 14 A 5:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE ~~82-35799~~
Exemption 12g3-2(b)
082-35199

09046952

September 10, 2009

SUPPL

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: **Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act**

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 12 dated June 23, 2009 to No. 18 dated August 21, 2009. Please note that News Release No. 13 has been intentionally omitted.
- Interim financial statements for the period ended June 30, 2009.

Yours sincerely,

Roxana Miranda
Office Manager

Encs.

dlw 9/14

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 12

RYE PATCH GOLD ANNOUNCES BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia, June 23, 2009 - Rye Patch Gold Corp (TSX-V: RPM and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce a brokered private placement of up to 10,000,000 units (each, a "Unit") at a price of $0.20 per Unit to be marketed on a best efforts basis (the "Private Placement") by Haywood Securities Inc. (the "Agent"). Each Unit will consist of one common share of the Company and one common share purchase warrant ("Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.27 for a period of 18 months from the closing date.

The Company has agreed to pay a commission in cash equal to 7.5% of the offering proceeds and issue Agent's Warrants equal to 10% of the number of Units sold under the Private Placement. Each Agent's Warrant shall be exercisable for one Unit at a price of $0.20 for a period of 18 months from the closing date.

The net proceeds from the Private Placement will be used for exploration and development of the Company's Lincoln Hill and Wilco projects as well as for general working capital.

The shares and Warrants issued under the Private Placement and the shares issuable upon exercise of the Warrants are subject to a hold period of four months and one day following the closing date.

The Private Placement and issuance of the Agent's Warrants are subject to approval of the TSX Venture Exchange.

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 12

For additional information contact:
Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel: 604-6381588
Fax: 604-638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 - 14

RYE PATCH GOLD ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Vancouver, British Columbia, July 23, 2009 - Rye Patch Gold Corp (TSX-V: RPM and OTC: RPMGF) ("Rye Patch" or the "Company") announces a non-brokered private placement of up to 14,000,000 units (each, a "Unit") at a price of $0.15 per Unit (the "Private Placement") for gross proceeds of up to $2,100,000. Each Unit will consist of one common share of the Company and one common share purchase warrant ("Warrant"). Each Warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.20 for a period of 18 months from the closing date. The Company will not proceed with the brokered private placement previously announced on June 23, 2009.

Subject to the approval of the TSX Venture Exchange (the "Exchange") and applicable laws, the Company may pay a finder's fee in cash equal to up to 7.5% of the gross proceeds of the Private Placement and issue Finder's Warrants equal to up to 10% of the number of Units sold under the Private Placement. Subject to Exchange approval and applicable laws, each Finder's Warrant shall be exercisable for one Unit at a price of $0.15 for a period of 18 months from the closing date.

The net proceeds from the Private Placement will be used for exploration and development of the Company's Lincoln Hill and Wilco projects as well as for general working capital.

The Private Placement is subject to Exchange approval.

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09 - 14

For additional information contact:
Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel: 604-6381588
Fax: 604-638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

File 82-35799
Exemption 12g3-2
(b)

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09-15

RYE PATCH GOLD INCREASES PRIVATE PLACEMENT

Vancouver, British Columbia, July 29, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") announces an increase in its non-brokered private placement (the "Private Placement") by up to an additional 7 million units for a total offering of up to 21 million units at $0.15 per unit for gross proceeds of up to $3,150,000. The Private Placement was previously announced on July 23, 2009.

The Private Placement is subject to the approval of the TSX Venture Exchange.

The net proceeds from the Private Placement will be used for exploration and development of the Company's projects, for acquisitions and for working capital.

Rye Patch Gold Corp. is a Nevada-focused and discovery-driven company building a sizeable inventory of gold resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company is seeking gold opportunities that continue to create shareholder value and leverage the gold price. The Company's goal is to have 5-million ounces of gold inventory within the next 3 years. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

RECEIVED
2009 SEP 14 A 5:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

No. 09 - 16

RYE PATCH GOLD COMPLETES PRIVATE PLACEMENT

Vancouver, British Columbia, August 7, 2009 - Rye Patch Gold Corp (TSX-V: RPM and OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce the completion of its previously announced non-brokered private placement (the "Private Placement") by issuing a total of 21,031,666 units ("Units") at $0.15 per Unit for gross proceeds of $3,154,750.

Each Unit consisted of one common share ("Share") of the Company and one transferable common share purchase warrant ("Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.20 for a period of 18 months from the closing date.

In connection with the completion of the Private Placement, the Company will also pay finder's fees in cash totaling $213,206 and issue a total of 1,895,166 non-transferable finder's warrants ("Finder's Warrants") to certain finders. Each Finder's Warrant will be exercisable for one unit ("Finder's Unit") comprising of one Share and one non-transferable common share purchase warrant ("Finder's Unit Warrant") at a price of $0.15 per Finder's Unit for a period of 18 months from the closing date of the Private Placement. Each Finder's Unit Warrant will be exercisable for one Share at a price of $0.20 for a period of 18 months from the closing date of the Private Placement

The net proceeds from the Private Placement will be used for exploration and development of the Company's Lincoln Hill and Wilco projects as well as for general working capital.

The Shares and Warrants issued under the Private Placement, the Shares issuable upon exercise of the Warrants, the Finder's Warrants, the Shares and warrants issuable upon exercise of the Finder's Warrants, and the Shares issuable upon exercise of the Finder's Unit Warrants are all subject to a hold period in Canada that expires on December 7, 2009.

The Private Placement, including the finders' compensation in connection therewith, is subject to the final approval of the TSX Venture Exchange.

The securities issued by the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09 - 16

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel: 604-6381588
Fax: 604-638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 17

RYE PATCH INITIATES WILCO AND LINCOLN HILL DRILL PROGRAMS

Vancouver, British Columbia, August 19, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") is pleased to announce new drilling programs for the Lincoln Hill and Wilco projects scheduled to begin in early September. The Company has secured the service of reverse circulation (RC) drill rigs and a core drill from Boart Longyear. Permitting has been granted on private lands at Wilco and being applied for on public lands at Wilco and Lincoln Hill.

The cost of the phase 1 programs will total $1.25-million (US$1 million) for the two projects with the majority of the funds being directed toward high-grade gold and silver targets on the Lincoln Hill project. The program at Wilco will be focused on the North Basin. The phase 1 programs will start in early September and should be completed by mid-November, and additional programs will follow based on results. An additional $500,000 has been ear-marked for the potential follow-up programs.

At Lincoln Hill, a reverse circulation drill and a core drill will be employed to examine the newly-defined 14 high-grade gold targets. Using a 2 parts per million (ppm) gold cut off, surface rock-chip channel sampling within the high grade zones has returned gold values ranging between 2 ppm and 59 ppm gold. Higher-grade samples represent approximately 10% of the surface rock-chip data. In addition, samples contain significant silver values.

Although the Lincoln Hill drilling is directed toward high-grade gold and silver zones, it will also cut sections of the surface halo mineralisation adjacent to the high grade. The surface halo mineralisation is comprised of a series of stockwork zones covering a large portion of the Lincoln Hill property. The phase 1 program will consist of 2,500 metres (8,000 ft) of RC and 1,000 metres (3,000 ft) of core drilling, and is budgeted at $850,000 (US$680,000).

At Wilco, the program will focus in the North Basin target. Mapping and sampling along the margins of the circular basin has returned gold values ranging between 0.1 ppm to 5.2 ppm gold. At the northern margin of the basin, one area has returned an average of 0.882 ppm gold from 16 surface rock-chip channel samples. This area is approximately 700 metres north of the drillhole WR-087 (38.1m @ 2.61 g/t Au). In addition to gold along the margins, the basin shows a magnetic low in the aeromag data set indicating a potential porphyry beneath the covered circular basin. Drilling will also test this target concept. The program is budgeted at $400,000 (US$320,000) and will consist of 3,000 metres (10,000 ft) of RC drilling.

"We are excited to be back drilling at Lincoln Hill and Wilco. The new targets show potential for high grades and expansion of oxidized mineralisation on these projects. I believe the drilling will prove our target concepts correct and expand the Wilco resource and identify a new gold and silver resource at Lincoln Hill. To date, the Company has delivered gold resources at a robust finding cost of one dollar per ounce of gold and gold equivalents, and I believe our 2009 drill program can continue to deliver exciting results", commented William C. (Bill) Howald, the Company's CEO and President.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 17

As released on May 11, 2009 for the Wilco project and on June 2, 2009 for the Jessup project, Rye Patch Gold's resource inventory has 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. Table 3 summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Table 3: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	8,571	0.015	0.255	128,000	2,184,000	161,000
	Indicated	13,936	0.012	0.209	172,000	2,906,000	215,000
	Inferred	4,954	0.016	0.231	77,000	1,146,000	93,000
				Total Measured Resources	**292,000**	**3,295,000**	**349,000**
				Total Indicated Resources	**694,000**	**6,544,000**	**815,000**
				Total Inferred Resources	**1,737,000**	**21,017,000**	**2,177,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 17

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE
No. 09 - 18

RYE PATCH GOLD GRANTS INCENTIVE STOCK OPTIONS

Vancouver, British Columbia – August 21, 2009 – Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces the granting of 1,055,000 stock options to directors, officers, consultants and employees of the company at a price of $0.20 per share and 5 year expiry according to the terms of the Company's Stock Option Plan.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Karen Robb, Manager Investor Relations
Rye Patch Gold Corp.
info@ryepatchgold.com
Phone: 604-638-1588
Fax: 604-638-1589

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2 (b)

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

	June 30, 2009 *(Unaudited)*	December 31, 2008 *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	$ 167,984	$ 170,481
Accounts receivable	5,351	192,569
Prepaid expenses	56,319	74,702
	229,654	437,752
Mineral properties *(Note 3)*	2,563,541	2,451,325
Other capital assets *(Note 4)*	65,698	77,816
Reclamation bond *(Note 5)*	100,696	106,514
	$ 2,959,589	$ 3,073,407
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 55,280	$ 310,859
Due to related parties *(Note 7)*	5,250	10,869
	60,530	321,728
SHAREHOLDERS' EQUITY *(Statement 4)*		
Share capital *(Note 6)*	7,848,642	7,389,043
Contributed surplus *(Note 6)*	2,832,618	2,345,365
Deficit *(Statement 2)*	(7,782,201)	(6,982,729)
	2,899,059	2,751,679
	$ 2,959,589	$ 3,073,407

Continuing operations and going concern *(Note 1)*
Commitments & contingencies *(Note 8)*
Subsequent Events *(Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

Rye Patch Gold Corp.

Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Mineral property operations *(Note 3)*				
Mineral property expenses				
Exploration costs	$ 115,135	$ 161,679	$ 188,101	$ 236,194
	115,135	161,679	188,101	236,194
Administrative expenses				
Accounting and audit *(Note 7)*	15,000	15,000	30,000	28,500
Amortization	5,970	5,741	12,118	11,381
Insurance	18,058	13,740	35,741	30,576
Investor relations	11,724	91,154	26,121	139,919
Legal fees	10,115	27,341	13,909	30,368
Management fees *(Note 7)*	71,468	50,595	148,273	99,050
Office and administration	17,835	35,079	42,085	48,331
Rent	37,467	20,194	77,238	43,136
Stock-based compensation *(Note 6)*	61,214	103,137	69,968	173,307
Travel	1,015	21,353	14,870	36,856
Transfer agent and filing fees	11,996	24,703	21,051	31,518
Wages and bonuses	38,912	53,234	105,235	96,909
Recovery of administrative overhead	-	(1,399)	-	(3,223)
	300,774	459,872	596,609	766,628
Other income				
Interest income	116	26,065	332	49,508
Foreign exchange gain	(18,273)	-	(15,094)	-
	(18,157)	26,065	(14,762)	49,508
Net loss for the period	(434,066)	(595,486)	(799,472)	(953,314)
Deficit – beginning of the period	(7,348,135)	(3,330,730)	(6,982,729)	(2,972,902)
Deficit – end of the period	$ (7,782,201)	$ (3,926,216)	$ (7,782,201)	$ (3,926,216)
Loss per share – basic and fully diluted	$ 0.01	$ 0.02	$ 0.02	$ 0.03
Weighted average number of shares outstanding – basic and fully diluted	44,199,450	30,875,430	41,600,224	29,412,024

- See Accompanying Notes –

Rye Patch Gold Corp. <u>Statement 3</u>

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended June 30, 2009	For the three months ended June 30, 2008	For the six months ended June 30, 2009	For the six months ended June 30, 2008
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net loss for the period	$ (434,066)	$ (595,486)	$ (799,472)	$ (953,314)
Items not involving cash				
Amortization	5,970	5,741	12,118	11,381
Stock-based compensation	61,214	103,137	69,968	173,307
Foreign exchange gain	8,153	-	5,818	-
Changes in non-cash working capital items				
Accounts receivable	554	(14,633)	187,218	(31,866)
Prepaid expenses	1,594	(34,022)	18,383	(11,403)
Accounts payable and accrued liabilities	(22,854)	(8,394)	(255,579)	(42,918)
Due to related parties	(15,984)	5,559	(5,619)	(4,262)
	(395,419)	(538,098)	(767,165)	(859,075)
Investing activities				
Mineral properties	(38,432)	(32,819)	(112,216)	(88,091)
Purchase of other capital assets		(1,868)	-	(1,868)
Reclamation bond	-	(34,901)	-	(38,479)
	(38,432)	(69,588)	(112,216)	(128,438)
Financing activities				
Shares and warrants issued for cash	-	1,500,000	940,400	1,500,000
Share issue costs	(2,998)	(83,327)	(63,516)	(83,327)
	(2,998)	1,416,673	876,884	1,416,673
Net increase (decrease) in cash and cash equivalents	(436,849)	808,987	(2,497)	429,160
Cash and cash equivalents – beginning of the period	604,833	2,068,156	170,481	2,447,983
Cash and cash equivalents – end of the period	$ 167,984	$ 2,877,143	$ 167,984	$ 2,877,143
Cash and cash equivalents are composed of:				
Cash in bank	$ 167,984	$ 217,143	$ 167,984	$ 217,143
Short-term deposits	-	2,650,000	-	2,650,000
	$ 167,984	$ 2,877,143	$ 167,984	$ 2,877,143
Supplemental non-cash information				
Interest received	$ 116	$ 26,065	$ 332	$ 49,508
Cash paid for finder's fee	$ -	$ 75,000	$ 33,936	$ 75,000

- See Accompanying Notes –

Rye Patch Gold Corp.

Statement 4

(An Exploration Stage Company)

Consolidated Statements of Shareholder's Equity

For the year ended December 31, 2008 (audited) and six months ended June 30, 2009

(Unaudited)

Issued and fully paid:	Number of common shares	Amount	Contributed surplus	Deficit	Total Shareholders' Equity
Balance as at December 31, 2007	27,948,617	$ 5,837,303	$ 1,930,439	$ (2,972,902)	$ 4,794,840
Issued for private placement (Note 6a)	5,000,000	1,250,000	-	-	1,250,000
Issued for private placement (Note 6b)	1,060,000	265,000	-	-	265,000
Issued for private placement (Note 6d)	2,254,167	135,250	135,250	-	270,500
Issued for mineral property interest (Notes 3d and 6c)	100,000	20,000	-	-	20,000
Share issue costs	-	(118,510)	-	-	(118,510)
Stock-based compensation	-	-	279,676	-	279,676
Net loss	-	-	-	(4,009,827)	(4,009,827)
Balance as at December 31, 2008	36,362,784	7,389,043	2,345,365	(6,982,729)	2,751,679
Issued for private placement (Note 6d)	4,881,666	325,845	259,955	-	585,800
Issued for private placement (Note 6e)	2,955,000	197,270	157,330	-	354,600
Share issue costs (Notes 6d and e)	-	(63,516)	-	-	(63,516)
Sock-based compensation	-	-	69,968	-	69,968
Net loss	-	-	-	(799,472)	(799,472)
Balance as at June 30, 2009	44,199,450	$ 7,848,642	$ 2,832,618	$ (7,782,201)	$ 2,899,059

1. Continuing operations and going concern

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006. The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, and the ability to raise sufficient capital to finance these activities or the proceeds from the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Cash and cash equivalents

Cash and cash equivalents consist of balances and investments in highly liquid short-term deposits with maturity at the date of purchase of twelve months or less.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, the useful lives of other capital assets, determination of the net recoverable amount of assets, share based compensation, determination of future tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a proven or probable mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off to operations.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of these assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful lives. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements, at the following rates. The amortization rates are reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate.

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency balances and transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees, officers and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. The diluted loss per share is the same as basic loss per share.

2. Significant accounting policies - *continued*

Changes in accounting policies

On January 1, 2009, the Company adopted the following new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants ("CICA"). There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a) Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

b) Section 1582 Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

3. Mineral properties

Expenditures on mineral properties during the year ended December 31, 2008 and the six months ended June 30, 2009.

	Wilco - Newmont Property (Note 3a)	Coal Canyon Property (Note 3b)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Initial acquisition costs	16,000	-	-	13,867	87,475	-	117,342
Royalty payments	16,000	-	-	89,602	-	-	105,602
Legal and permits	2,329	404	-	3,625	5,403	1,123	12,884
Holding costs	26,980	11,734	16,934	15,379	11,441	30,580	113,048
Staking costs	15,433	802	1,155	15,009	313	1,972	34,684
Total acquisition costs for fiscal 2008	76,742	12,940	18,089	137,482	104,632	33,675	383,560
Write-down of acquisition costs	-	(109,514)	-	-	-	-	(109,514)
Cumulative acquisition costs as at December 31, 2008	**$ 616,610**	**$ -**	**$ 78,241**	**$ 1,516,687**	**$ 206,112**	**$ 33,675**	**$ 2,451,325**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	237,203	240	4,678	93,232	111,324	69,616	516,293
Geophysical	868	-	-	21,080	-	44,940	66,888
Geochemical	269,654	-	7,723	154,420	94,389	16,482	542,668
Drilling	655,785	-	25,338	210,668	290,791		1,182,582
Travel and overhead	3,264	-	-	4,717	5,853	-	13,834
Total exploration expenditures charged to operations for fiscal 2008	1,166,774	240	37,739	484,117	502,357	131,038	2,322,265
Cumulative expenditures on active properties charged to operations as of December 31, 2008	**$ 2,786,663**	**$ 20,995**	**$51,290**	**$499,867**	**$504,763**	**$131,038**	**$3,994,616**

3. Mineral properties - *continued*

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Total
Acquisition costs						
Acquisition costs as at December 31, 2008	$ 616,610	$ 78,241	$ 1,516,687	$ 206,112	$ 33,675	$ 2,451,325
Royalty payments	-	-	74,747	-	-	74,747
Legal and permits	627	-	-	1,013	-	1,640
Staking	-	11,718	-	-	-	11,718
Holding costs	24,111	-	-	-	-	24,111
Total acquisition costs for the period ended June 30, 2009	24,738	11,718	74,747	1,013	-	112,215
Cumulative acquisition costs as at June 30, 2009	**$ 641,348**	**$ 89,959**	**$ 1,591,434**	**$ 207,125**	**$ 33,675**	**$ 2,563,541**
Exploration expenditures						
Exploration expenditures on active properties as of December 31, 2008	$ 2,786,663	$ 51,290	$ 499,867	$ 504,763	$ 131,038	$ 3,973,621
Geological	79,818	3,905	61,444	22,563	226	167,956
Geochemical	5,765	-	5,051	-	-	10,816
Travel and overhead	2,197	-	2,705	2,600	1,827	9,329
Total exploration expenditures charged to operations for the period ended June 30, 2009	87,780	3,905	69,200	25,163	2,053	188,101
Cumulative expenditures on active properties charged to operations as of June 30, 2009	**$ 2,874,443**	**$ 55,195**	**$ 569,067**	**$ 529,926**	**$ 133,091**	**$ 4,161,722**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims in Pershing County, Nevada. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR. These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company also paid NADR US$150,000.

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is also obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012 (paid up to date), and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 8).

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to an option purchase price of **3.**

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

US$1,000,000. The Company is obligated to make the following minimum payments pursuant to the agreement:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	Paid
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. On September 1, 2008, the Company relinquished 80 Lode Mining Claims, and continues to maintain 124 Lode Mining Claims that cover a portion of the Oreana gold trend. The Company wrote down the acquisition costs of the property in December 2008 when it decided not to conduct further exploration of the property at this time.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. In April 2009, the Company acquired, through staking, an additional 108 Lode Mining Claims to cover open ground along the Oreana gold trend.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project located in Churchill County, Nevada, from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

In consideration the Company issued a total of 2,000,000 units of the Company to Midway. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advanced royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

3. Mineral properties - *continued*

d) Jessup Property - *continued*

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	Paid up to date
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	Paid
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid for 2009
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% NSR. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

3. Mineral properties - *continued*

e) Lincoln Hill Property - *continued*

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Paid and issued
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	Requirement met
By November 2011		500,000	
By November 2012		1,000,000	

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007 and US$2,029 in 2008 as payments under this agreement. The lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The lessors also reserve the right to explore for and mine certain other minerals on the property.

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years as following:

		Amount	
By January 2009	US$	150,000	Requirement met
By January 2010		200,000	
By January 2011		300,000	
By January 2012		350,000	

Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause. In May 2009, the Keystone South project agreement was terminated and the property was returned to Barrick Gold.

4. Other capital assets

	Cost	Accumulated amortization	Net book value June 30, 2009	Net book value December 31, 2008
Computer equipment	$ 33,712	$ 21,789	$ 11,923	$ 15,715
Computer software	11,681	11,356	325	1,339
Office furniture and equipment	61,139	25,326	35,813	40,110
Exploration equipment	2,025	745	1,280	1,448
Leasehold improvements	25,255	10,274	14,981	17,507
Vehicle	2,997	1,621	1,376	1,697
	$ 136,809	$ 71,111	$ 65,698	$ 77,816

5. Reclamation bond

As of June 30, 2009, the Company had deposited US$87,107 as a reclamation bond with the Bureau of Land Management in Nevada (December 31, 2008 - US$87,107).

6. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

a) On May 16, 2008, the Company closed a private placement for 5,000,000 common shares at a price of $0.25 for gross proceeds of $1,250,000. A finder's fee of $75,000 was paid in connection with this private placement.

b) On May 22, 2008, the Company completed a private placement for 1,000,000 common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company issued 60,000 common shares as a finder's fee in connection with this private placement.

c) On November 4, 2008, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

d) The Company completed a non-brokered private placement for a total 7,135,833 units, with a first tranche of 2,254,167 units closed on December 31, 2008 and a second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value based on the Black-Scholes Option Pricing Model of $135,250 and $259,955 was assigned to the warrants issued on the first and second tranches, respectively. A finders' fee of $25,920 were paid in connection with this private placement.

e) On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $197,270 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The Company also paid $14,616 of finder's fees in a connection with this private placement.

6. Share capital and contributed surplus - *continued*

Warrants

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2007	6,281,375	$ 0.79
Issued during the year	2,254,167	0.15
Outstanding, December 31, 2008	8,535,542	0.62
Issued during the period	7,836,666	0.15
Outstanding, June 30, 2009	16,372,208	$ 0.40

Warrants outstanding as at June 30, 2009 were:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009 *	$ 0.75	5,281,375	$ 0.75	0.05
September 28, 2009	1.00	1,000,000	1.00	0.25
December 31, 2010	0.15	2,254,167	0.15	1.50
February 23, 2011	0.15	4,881,666	0.15	1.65
March 11, 2011	0.15	2,955,000	0.15	1.70
		16,372,208	$ 0.40	1.04

* Subsequently expired.

The weighted average fair value of the warrants issued during the period was $0.10 (2008 - $Nil).

During the six months ended June 30, 2009, under the fair-value-based method, $417,285 (2008 - $Nil) was recorded in contributed surplus for the warrants issued during the period.

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant options of up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting of the option, unless the Exchange permits discounts, or allows some other minimum exercise price.

A quarter of the options granted vest on the date of grant and a quarter will vest every six months thereafter. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2007	2,325,000	0.48
Granted	400,000	0.40
Expired	(520,000)	(0.49)
Outstanding, December 31, 2008 and June 30, 2009	2,205,000	$ 0.47

6. Share capital and contributed surplus - *continued*

Options outstanding as at June 30, 2009 were:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
December 31, 2009	$ 0.40	40,000	$ 0.40	0.50	37,500	$ 0.40
December 31, 2009	$ 0.45	15,000	0.45	0.50	15,000	0.45
October 12, 2011	$ 0.50	825,000	0.50	2.28	825,000	0.50
January 19, 2012	$ 0.40	100,000	0.40	2.55	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	2.56	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	2.71	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	3.05	90,000	0.50
October 18, 2012	$ 0.45	400,000	0.45	3.30	400,000	0.45
June 10, 2013	$ 0.40	385,000	0.40	3.95	288,750	0.40
		2,205,000	$ 0.47	2.82	2,106,250	$ 0.47

During the six months ended June 30, 2009, under the fair-value-based method, $69,968 (2008 - $173,307) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

Brokers' options

On July 19, 2007, the Company granted to its agent 900,000 compensation options to purchase 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. A fair value of $249,793 was assigned to these compensation options.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding, December 31, 2007, 2008, and June 30, 2009	900,000*	$ 0.50	0.05

*Subsequently, these compensation options expired.

Stock-based compensation

The fair value of each option granted and warrants issued were estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.12%-1.25%	3.37%-1.09%
Expected volatility	188%	151%-190%
Expected years of option life	2 years	2-5 years
Expected dividend	$Nil	$Nil

6. Share capital and contributed surplus - *continued*

Escrowed shares

An aggregate of 6,125,000 shares were placed in escrow in accordance with two escrow agreements dated June 13, 2007 and July 8, 2007, of which a total of 612,500 shares were released in 2007, 3,981,250 shares in 2008; and the balance of 1,531,250 shares was released in January 2009.

7. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $13,569 (2008 - $29,852), and share issue costs of $18,337 (2008 - $8,328) with a legal firm in which the Corporate Secretary is a partner. As at June 30, 2009, $Nil (December 31, 2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $30,000 (2008 - $28,500) with a company of which the Chief Financial Officer is the President and a director. As at June 30, 2009, $5,250 (December 31, 2008 - $5,250) was owed to this company.

c) The Company paid $81,015 (2008 - $99,050) in management fees to a company controlled by its President, and $67,258 (2008 - $99,050) to a company controlled by its Chairman. As at June 30, 2009 $Nil (2008 - $Nil) was owed to these companies.

d) The Company incurred $Nil (2008 - $79,548) for rent and administrative expenses on behalf of a company with directors in common. As of June 30, 2009, $Nil (December 31, 2008 - $Nil) was owed by this company.

8. Commitments and contingencies

As disclosed in Note 3a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the Wilco – Newmont property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and the state of Nevada in the United States of America. The mineral properties are held solely in the Nevada segment.

The following table shows the other capital assets at June 30, 2009 attributable to each operating segment:

	June 30, 2009	December 31, 2008
Canada	$ 38,809	$ 45,168
Nevada, United States	26,889	32,648
	$ 65,698	$ 77,816

10. Financial instruments and risk management

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at fair value. The Company had neither available-for-sale, nor held-to-maturity instruments during the six months ended June 30, 2009.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at June 30, 2009 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and foreign currencies.

10. Financial instruments and risk management - *continued*

A one cent change in the US/Cdn dollar currency rate changes the results of operations by $3,000.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $1,000.

e) Fair value disclosures
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties approximate their fair value based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

11. Management of capital

The Company's shareholders' equity is considered to be its capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through to mid 2010.

12. Subsequent Events

On August 7, 2009 the Company completed a non-brokered private placement consisting of 21,031,666 units ("Units") at a price of $0.15 for gross proceeds of $3,154,750. Each Unit consisted of one common share and one transferable warrant exercisable into one share of the Company at a price of $0.20 until February 7, 2011.

The Company paid $213,206 finder's fees and issued a total of 1,895,166 non-transferable finder's warrants exercisable into 1,895,166 Finder's Units at a price of $0.15 until February 07, 2011. Each Finder Unit comprises of one share and one non-transferable common share purchase warrant exercisable into one share at a price of $0.20 until February 7, 2011.

On August 21, 2009 the Company announced that it has granted 1,055,000 stock options to directors, officers, consultants and employees of the company at a price of 20 cents per share and five-year expiry.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the six months ended June 30, 2009

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of August 27, 2009, and should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past two years, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired one mid-stage project with significant high-grade resource potential, Lincoln Hill/Gold Ridge and one early-stage project with well defined drill targets - Keystone South. In April 2009, the Company acquired over 10 square kilometres of additional lands through staking of claims between the Wilco and Lincoln-Hill projects. The Company now controls almost 78 square kilometres in Nevada with 65 square kilometres located along the emerging Oreana gold trend.

Through 2007 and 2008, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and NI 43-101 compliant technical reports at the Wilco and Jessup projects. The Company's goal of having ten million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends achieving this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM". The Company also trades in the United States of America on the OTC market under the symbol "RPMGF". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's updated resource estimates using the results of the Company's 2008 drilling campaign at Wilco and Jessup properties by project and category:

Table 1: Rye Patch Gold's NI43-101 Resource Inventory

Rye Patch Gold's NI43-101 Resource Inventory							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	8,571	0.015	0.255	128,000	2,184,000	161,000
	Indicated	13,936	0.012	0.209	172,000	2,906,000	215,000
	Inferred	4,954	0.016	0.231	77,000	1,146,000	93,000
Total Measured Resources					**292,000**	**3,295,000**	**349,000**
Total Indicated Resources					**694,000**	**6,544,000**	**815,000**
Total Inferred Resources					**1,737,000**	**21,017,000**	**2,177,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.005 oz Au/t for oxide mineralisation, and 0.01 oz Au/t for transition and sulphide mineralisation;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

As announced May 11, 2009 on the Company's Wilco project, and at the Jessup project announced on June 2, 2009, Rye Patch Gold resources now consist of 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. At Wilco, the Company has experienced excellent finding costs for its resource ounces. At present the Company is finding gold and silver ounces at US$1/ounce of gold and gold equivalent for all categories and just under US$3.60/ounce for measured and indicated gold and gold equivalent ounces. As compared to Newmont Mining Company which has discovery costs of approximately US$50/ oz at greenfields projects and US$16/oz on near-mine projects, these are extremely robust measures of success and a credit to the Company's exploration staff.

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000. The funds raised were primarily used to conduct the Phase I exploration program on the Wilco Property.

Starting in July 2007, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine.

The Phase-2 drilling program was completed on October 4, 2008 and included a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The 2008 drill program extended the Section Line gold mineralisation and defined a new important target called North Basin. The last drillhole, WR-087 (38.1 metres grading 2.61 g/t Au), identified significant gold mineralisation in the North Basin target. The near-surface, oxide gold mineralisation is still open along strike to the west and north as well as down dip.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,840 feet) in 45 reverse-circulation drill holes.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control of the Lincoln Hill project through an option agreement with several local Nevada prospectors. In August 2008, the Company completed Phase-1 drilling program. Eklund Drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drill holes. Near the end of 2008, the Company completed a follow-up drill program at Lincoln Hill

totalling 968 metres (3,175 feet) in 7 reverse circulation drillholes. The follow-up reverse circulation drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth.

The Company completed negotiations with Barrick Gold Exploration Inc. ("Barrick") in the first quarter of 2008 on the Keystone South property in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years. Rye Patch completed its first-year Work Commitment of US$150,000. In May 2009, The Company decided to focus its efforts on its advanced-stage projects located along Oreana gold trend. The Keystone South project agreement was terminated and the project was returned to Barrick Gold.

Rye Patch's 2008 exploration program was budgeted at US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 78 square kilometres (30 square miles) within some of the best exploration trends in Nevada. The majority of the work was directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. In addition, work completed on Lincoln Hill/Gold Ridge returned significant gold and silver assays (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag). Follow-up drilling shows the oxidised mineral zone is open along strike and at depth. At Keystone South, exploration activity focussed on identifying drill targets that will be evaluated in 2009.

In April 2009, the Company acquired additional lands along the Oreana gold trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration along the Oreana gold trend.

The Company is planning drill programs for the Wilco and Lincoln Hill projects. The drilling campaigns will commence in September 2009. The 2009 budget totals US$1,500,000. A 3,000-metre (10,000 feet), reverse circulation drilling is planned for the Wilco project, and a 3,000-metre reverse circulation and core drilling program is planned for Lincoln Hill.

Selected Annual Information

The following is a summary of the Company's financial results for the last three completed financial years:

	Years ended December 31,		
	2008	2007	2006
Total revenues	Nil	Nil	Nil
Net loss	$4,009,827	$2,578,359	$394,543
Basic loss per share (1)	$0.13	$0.13	$0.03
Total assets	$3,073,407	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The highly successful 2007 drill program resulted in the Company approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program intersected multiple intervals

with gold grades over significant thicknesses which will likely expand the Wilco resource. In addition, the 2008 phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released on September 17, October 15, and November 25, 2008, April 8 and May 11, 2009 news releases (see www.sedar.com for details).

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where recent drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred oxide mineralization to the Wilco resource model.

Drilling in the South Pit area suggests the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

The 2008 drilling program expanded near-surface oxide mineralization to the west and north as well as identified a new target region – North Basin. Additional drilling is being planned. On April 8, 2009, An updated resource estimate was completed incorporating the results of the 2008 drilling Campaign.

The updated NI43-101 compliant resource estimate shows a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:

Table 2: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable(1)	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable(1)	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

(1) Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 3: NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resource Areas	Resource Category									
		Measured			Indicated			Inferred		
	Cutoff Grade	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable(1)	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable(1)	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

(1) The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. ("SEWC") of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories.

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres down in the Willard deposit.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

The Company maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepared samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

The Company is planning a drill program for the Wilco project totalling 3,000-metre (10,000 feet) of reverse circulation drilling. The drilling campaign will commence in September 2009.

Jessup

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and gold equivalent. The resource areas show zones of open mineralization that were addressed in the 2008 drilling campaign.

The phase-1 drilling program was completed on October 1, 2008, with a total of 5,134 metres (16,840 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. The gold and silver assay results from its phase-1 drill program were released in October 22 and November 12, 2008 news releases (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling confirmed the San Jascinto deposit is closed on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

On June 2, 2009, the Company released an updated gold and silver resource estimate for the Jessup project. The resource estimate shows an increase from the previously released (December 2007) estimate of 150% to 300,000 ounces of gold in measured and indicated category while the inferred gold ounces increased 250% to 77,000 ounces of gold. In addition, the Company updated the silver resource associated with the gold block model. A significant increase in the silver resource, as compared to the reported December 2007 estimate, is evident. The measured and indicated silver ounces increased to 5,090,000 ounces of silver from 1,655,000 ounces of silver, and the inferred resource increased from 286,000 ounces of silver to 1,146,000 ounces of silver. A summary is tabulated below:

Table 4: New NI43-101 Jessup Gold Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
San Jacinto	Variable(1)	4,866	0.014	66,000	7,939	0.012	95,000	2,473	0.015	38,000
North Central	Variable(1)	3,564	0.017	60,000	5,505	0.013	70,000	2,038	0.016	32,000
Tosh Hill	Variable(1)	142	0.014	2,000	492	0.014	7,000	442	0.016	7,000
Total		**8,571**	**0.015**	**128,000**	**13,936**	**0.012**	**172,000**	**4,954**	**0.016**	**77,000**

(1) Measured and Indicated resource is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation. The Inferred resource is reported at 0.005 opt Au for oxide, transition, and sulphide ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 5: New NI43-101 Jessup Co-Product Silver Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
San Jacinto	Variable(1)	4,866	0.278	1,352,000	7,939	0.215	1,704,000	2,473	0.278	687,000
North Central	Variable(1)	3,564	0.230	820,000	5,505	0.211	1,163,000	2,038	0.205	417,000
Tosh Hill	Variable(1)	142	0.085	12,000	492	0.079	39,000	442	0.095	42,000

Total	8,571	0.255	2,184,000	13,936	0.209	2,906,000	4,954	0.231	1,146,000

(1) The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com.
Based on the new geologic model, gold and silver mineralisation is open down dip and along strike to the northwest of the San Jacinto deposit. The oxide material starts at the surface, has been drilled to a depth of 125 metres (410 feet), and is still open. In addition, the drilling has defined high-grade gold and silver breccias. The geologic and block models show mineralization is open at depth and along strike. Based on gold and silver assay results of the 2008 drilling program, drillholes that encountered breccias show higher grade mineralization; therefore, the breccias represent an exciting and potentially higher grade target on the Jessup property.

At North Jessup, gold and silver are open at depth and along strike to the northwest and northeast. The mineralized structures have elevated grades and are open along strike to the northwest and at depth. These oxide targets and extensions have been prioritized for follow up drilling.

At Tosh Hill, the high-grade structurally controlled gold and silver is open to the west-northwest and east-southeast. Surface rock-chip channel samples across the Tosh Hill structure (news release 07-08) show the vein-like structural control has potential for gold values of 16 g/t Au. The Tosh Hill target requires additional follow-up drilling to understand the high-grade gold zone.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 20,000 individual gold and silver assays from 36 trenches and 335 drillholes – 56 rotary, 270 reverse circulation, and 9 core drillholes including Rye Patch's 2008 45 reverse circulation drillholes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resources which give greater confidence to the resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publically available.

SEWC classified the Jessup resource by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

No additional drilling is planned for the Jessup project in 2009.

Gold Ridge/Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the Company along the Oreana gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drillhole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver.

A total of 2,550 metres (8,375 feet) in 18 reverse circulation drillholes were completed in a phase-1 program and assay results were released in a September 24, 2008 news release. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt

Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery. The pediment target intersected mineralized Tertiary lithologies similar to the Colado deposit at Wilco.

In the fall of 2008, the Company commenced a follow-up phase-1 drilling program to off set the high-grade gold and silver intervals along strike as well as test the depth extent of this near-surface, shallow mineralisation reported in drillhole LR-013 - 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold). A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes.

The follow-up drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization and could host a significant deposit.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using metallic-screen, fire-assay analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core drilling to fully evaluate and understand the high-grade nature of the mineralization.

The Company is planning a drill program for the Lincoln Hill project totalling 3,000-metre (10,000 feet) of reverse circulation and core drilling. The drilling campaign will commence in mid-September 2009.

Keystone South

The Keystone property was optioned from Barrick Gold in January 2008. It is strategically located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. Based on the agreement, Rye Patch may acquire a 60% interest in Keystone by incurring minimum exploration expenditures totalling US$1million over four years. It is also obligated to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. Rye Patch completed its US$150,000 work program obligation with activities directed toward identifying new drill targets. In May 2009, the Company decided to focus its efforts on its advanced-stage gold projects located along the Oreana gold trend. As a result, the Keystone South project agreement was terminated the property was returned to Barrick Gold.

Orena Trend

In April 2009, the Company acquired additional lands along the Oreana trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration.

The Oreana gold trend is a new and emerging gold trend defined by recent discoveries at the Wilco project; the new highgrade gold and silver mineralization drilled at Lincoln Hill and Midway Gold/Barrick's recently announced Spring Valley discovery. Rye Patch Gold controls a significant portion of the trend with its land position at Wilco and Lincoln Hill.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management ("BLM") and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the

Wilco reclamation from the BLM; however, the bond (US$87,107 at December 31, 2008) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Results of Operations - Administration

For the three months ended June 30, 2009 compared with the three months ended June 30, 2008:

The Company recorded a net loss for the three months ended June 30, 2009 of $434,066 (loss per share - $0.01) compared to $595,486 (loss per share - $0.02) in the second quarter of 2008. In the second quarter of 2009, the Company expensed $115,135 in exploration costs, compared to $161,679 in the second quarter of 2008 (see Results of Operations – Gold Exploration).

Administrative expenses decreased by $159,098 and totaled $300,774 in the three months ended June 30, 2009 compared to $459,872 in 2008.The non-cash stock-based compensation expense totaled $61,214 (2008 - $103,137). The major administrative expenses were: management fees $71,468 (2008 - $50,595), wages and bonuses $38,912 (2008 - $53,234), rent $37,467 (2008 – $20,194), and office and administration $17,835 (2008 - $35,079). The major decreases were in investor relations of $79,430, office and administration of $17,244, and legal fees of $17,226 and reflected the weakening in investor relation and shareholders awareness activities and the attempt of the Company to keep office expense costs low. The decreases were partially offset with increase of $20,873 in management fees and $17,273 in rent because in 2008 the office and administration costs were shared with another company.

During the three months ended June 30, 2009 the Company recorded $18,273 on the foreign exchange loss (2008 –$116 of a gain).

For the six months ended June 30, 2009 compared with the six months ended June 30, 2008:

The Company recorded a net loss for the six month ended June 30, 2009 of $799,472 (loss per share - $0.02) compared to $953,314 (loss per share - $0.03) for the six months ended June 30, 2008. The Company expensed $188,101 in exploration costs (June 30, 2008 – $236,194). This amount was primarily spent on exploration programs on Wilco ($87,780), Jessup ($69,200), and Gold Ridge/Lincoln Hill ($29,067) properties.

In the six months ended June 30, 2009, the Company lowed its administrative expenses by $170,019, bringing them to $596,609 from $766,628 in 2008 with non-cash stock-based compensation expense accounting for $69,968 (2008 - $173,307) of these costs and $12,118 (2008 - $11,381) in amortization. The investor relations expenses decreased by $113,798, travel $21,986, legal fees by $16,459, transfer agent and filing fess by $10,467 and office and administration by $6,426. Of the total administrative expenses, $148,273 was spent on management fees (June 30, 2008 - $99,050), $105,235 on wages and bonuses (June 30, 2008 - $96,909), $77,238 (2008 - $43,136) on rent, and $42,085 (2008 - $48,331) on office and administration. The decrease reflects the attempt by the Company to keep the administrative costs low and reduce investor relations activities compared to the same period of 2008.

During the six months ended June 30, 2009, the Company recorded $15,094 of the foreign exchange loss (2008 - $Nil).

Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2009, which considered the indicators of impairment in accordance with Section 3063, "Impairment of Long-lived Assets" as well as EIC-126, "Accounting by Exploration Companies for Exploration Costs" and AcG-11, "Enterprises in the Development Stage". Management concluded that no impairment charge was required because:

- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing, except Keystone South which was terminated.
- there have been no significant changes in the projections for the properties;

- exploration results continue to be positive;
- the Company intends to continue its exploration and development plans on its property.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters:

	2009		2008				2007	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total interest income	$116	$218	$(11,746)	$16,077	$26,065	$23,443	$40,105	$23,677
Net loss	$434,066	$365,406	$1,280,750	$1,775,763	$595,486	$357,828	$552,720	$1,500,315
Basic loss per share (1)	$0.01	$0.01	$0.04	$0.05	$0.02	$0.01	$0.03	$0.06

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

The Company had cash of $167,984 at June 30, 2009 compared to $170,481 at December 31, 2008. The Company had working capital of $169,124 at June 30, 2009 which is comparable to $116,024 at December 31, 2008. Subsequently, on August 7, 2009 the Company completed another financing for gross proceeds of $3,154,750.

On August 7, 2009 the Company completed a non-brokered private placement consisted of 21,031,666 units ("Units") at a price of $0.15 for gross proceeds of $3,154,750. Each Unit consisted of one common share and one transferable warrant exercisable into one share of the Company at a price of $0.20 until February 7, 2011. The Company paid $213,206 finder's fees and issued a total of 1,895,165 non-transferable finder's warrants exercisable into 1,895,165 Finder's Units at a price of $0.15 until February 07, 2011. Each Finder Unit comprises of one share and one non-transferable common share purchase warrant exercisable into one share at a price of $0.20 until February 7, 2011.

In the first quarter of 2009, the Company closed the second tranche of the private placement announced on December 15, 2008 and issued 4,881,666 units at a price of $0.12 per unit for gross proceeds of $585,800, bringing the total number of units issued under the private placement to date to 7,135,833 units, for total gross proceeds of $856,300. The Company paid $22,320 of finder's fees in connection with the final closing of the private placement ($25,920 paid for both tranches).

On March 11, 2009 the Company completed another non-brokered private placement by issuing 2,995,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Finder's fees of $14,616 were paid in connection to this private placement.

In the first half of fiscal 2009, the Company incurred $112,216 of acquisition costs on its properties and used $767,165 in operations activities (see "Results of Operations").

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2009.Its underlying lease obligations on the Jessup property is up to date. In addition, the Company met its minimum exploration expenditure commitment up to November 2010 and its 2008 advance royalty payment with respect to the Lincoln property and required US$150,000 of exploration expenditures on Keystone property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

Transactions with Related Parties

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $13,569 (2008 - $29,852), and share issue costs of $18,337 (2008 - $8,328) with a legal firm in which the Corporate Secretary is a partner. As at June 30, 2009, $Nil (December 31, 2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $30,000 (2008 - $28,500) with a company of which the Chief Financial Officer is the President and a director. As at June 30, 2009, $5,250 (December 31, 2008 - $5,250) was owed to this company.

c) The Company paid $81,015 (2008 - $99,050) in management fees to a company controlled by its President, and $67,258 (2008 - $99,050) to a company controlled by its Chairman. As at June 30, 2009 $Nil (2008 - $Nil) was owed to these companies.

d) The Company incurred $Nil (2008 - $79,548) for rent and administrative expenses on behalf of a company with directors in common. As of June 30, 2009, $Nil (December 31, 2008 - $Nil) was owed by this company.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Disclosure of Outstanding Share Data

Common Shares
Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

	Issued and Outstanding	
	December 31, 2008	**August 27, 2009**
Common shares	36,362,784	65,231,116

During the period, the Company completed a non-brokered private placement for a total 7,135,833 units, with a first tranche of 2,254,167 units closed on December 31, 2008 and a second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value based on the Black-Scholes Option Pricing Model of $135,250 and $259,955 was assigned to the warrants issued on the first and second tranches, respectively. A finders' fee of $25,920 were paid in connection with this private placement.

On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $197,270 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The Company also paid $14,616 of finder's fees in a connection with this private placement.

On August 7, 2009 the Company completed a non-brokered private placement consisted of 21,031,666 units ("Units") at a price of $0.15 for gross proceeds of $3,154,750. Each Unit consisted of one common share and one transferable warrant exercisable into one share of the Company at a price of $0.20 until February 7, 2011. The Company paid $213,206 finder's fees and issued a total of 1,895,165 non-transferable finder's warrants exercisable into 1,895,165 Finder's Units at a price of $0.15 until February 07, 2011. Each Finder Unit comprises of one share and one non-transferable common share purchase warrant exercisable into one share at a price of $0.20 until February 7, 2011.

During the period ended June 30, 2009, 7,836,666 warrants were issued brining the balance of warrants outstanding to 16,372,208. Subsequently 5,281,375 warrants expired and 21,031,666 warrants were issued brining a balance of warrants outstanding to 32,122,499 as at August *, 2009.

Warrants as at August 27, 2009

Expiry date	Exercise price	Number of warrants
September 28, 2009	$ 1.00	1,000,000
December 31, 2010	0.15	2,254,167
February 23, 2011	0.15	4,881,666
March 11, 2011	0.15	2,955,000
February 7, 2011	0.20	21,031,666
		32,122,499

Each warrant is exercisable into one common share on payment of the exercise price.

Options Outstanding as at August 27, 2009

Expiry date	Exercise price	Number of options
December 31, 2009	$ 0.40	40,000
December 31, 2009	$ 0.45	15,000
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	400,000
June 10, 2013	$ 0.40	395,000
		2,205,000

Each option is exercisable into one common share on payment of the exercise price.

Brokers' options and warrants

On July 19, 2007, the Company granted to its Agent 900,000 compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009.

Subsequently, these options expired and 1,895,165 brokers' warrants were granted exercisable into 1,895,165 Finder's Units at a price of $0.15 until February 07, 2011. Each Finder Unit comprises of one share and one non-transferable common share purchase warrant exercisable into one share at a price of $0.20 until February 7, 2011.

Subsequent Events

On August 7, 2009 the Company completed a non-brokered private placement consisted of 21,031,666 units ("Units") at a price of $0.15 for gross proceeds of $3,154,750. Each Unit consisted of one common share and one transferable warrant exercisable into one share of the Company at a price of $0.20 until February 7, 2011. The Company paid $213,206 finder's fees and issued a total of 1,895,165 non-transferable finder's warrants exercisable into 1,895,165 Finder's Units at a price of $0.15 until February 07, 2011. Each Finder Unit comprises of one share and one non-transferable common share purchase warrant exercisable into one share at a price of $0.20 until February 7, 2011.

On August 21, 2009 the Company announced that it has granted 1,055,000 stock options to directors, officers, consultants and employees of the company at a price of 20 cents per share and five-year expiry.

Changes in Accounting Policies including Initial Adoption

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories;

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows;
(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, polices and processes for managing capital;
- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has complied with such externally imposed capital requirements, the consequences of such non-compliance;

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern;

(e) Section 3031 - Inventories, requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value; and

(f) Section 3064, Goodwill and Intangible Assets, establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.

Changes in accounting policies

On January 1, 2009, the Company adopted the following new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants ("CICA"). There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a) Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

b) Section 1582 Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the six months ended June 30, 2009, that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Rye Patch Gold continues to deliver value to its shareholders by increasing its gold resource base at Wilco, and Jessup. The Company now has approximately 0.943 million ounces of gold and gold equivalent in the measured and indicated category and 2.11 million ounces of gold and gold equivalent in the inferred category. In addition, a resource estimate is planned for the Lincoln Hill property in 2009. As a result, the Company is well on its way to meeting its goal of having ten million ounces of gold within the next three years. Continued growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

The capital markets that the Company has historically accessed to raise funding for exploration are in an unprecedented state of turmoil; however successful gold exploration companies are being funded.